Exhibit 99.1

Xylo Technologies: Revoltz to Launch an Innovative

Three-Wheel Electric Cargo Bike for European and UK Markets

TEL AVIV, Israel, Aug. 14, 2024 (GLOBE NEWSWIRE) -- Xylo Technologies Ltd. (Nasdaq: XYLO) (“Xylo” or the “Company”), a technology-based company engaged in advanced innovative technologies, announced today that Revoltz Ltd (“Revoltz”), which is 19.9% held by Charging Robotics, Inc. (OTC: CHEV) (“Charging Robotics”), a Delaware corporation quoted on the OTC Market (67% owned by Xylo), has developed a new, three-wheel, electric cargo bike tailored for the European and UK markets. Building on the success of Revoltz’s PORTO micro-EV, this new bike is designed to offer enhanced stability, increased payload capacity, and high-caliber safety features, making it fit for urban transportation and commercial applications.

Revoltz has integrated its advanced full-tilting suspension system, also implemented in the PORTO, into this new three-wheel electric cargo bike, ensuring a smooth and balanced ride, even with bulky loads. This product meets European and UK regulatory standards and aims to address various urban transportation challenges in the respective urban areas.

The three-wheel design enhances stability and maneuverability, particularly when carrying heavy loads. Equipped with pedals and an electric motor, the electric cargo bike combines manual and assisted pedaling for an efficient and eco-friendly ride. Its larger cargo area and higher payload capacity make it ideal for transporting goods, groceries, parcels, and larger items. The added stability makes the bike accessible for novice riders or those less confident in cycling, while the improved safety features, such as a lower center of gravity, enhance safety both in traffic and on uneven terrain. The bike’s versatile configurations, including front-loaders, rear-loaders, and side-loaders, allow customization by individual riders for different transportation needs. As an eco-friendly alternative to motor vehicles, the bike aims to help reduce emissions and promote sustainable transportation, making it a fit for urban delivery service industry workers.

Revoltz expects the first prototype to be ready within the next three months, with commercialization anticipated for early 2025.

About Xylo

Based in Israel, Xylo Technologies Ltd. (Nasdaq: XYLO) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Xylo’ affiliations in the medical solutions arena include the ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Inc. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. Other affiliations of the Company include Parazero Technologies Ltd. and Zig Miami 54 LLC.

Xylo is traded on The Nasdaq Capital Market. To learn more about Xylo’s advanced technologies, please visit  https://ir.xylotech.ai/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Xylo’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Xylo could differ materially from those described in or implied by the statements in this press release. For example, Xylo uses forward looking statement when describing the fit of Revoltz’s new design for urban transportation and commercial applications, the availability of a prototype within three months and the commercialization of the bike by 2025.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Xylo undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Xylo is not responsible for the contents on third-party websites.

Company Contact:

Tali Dinar
Chief Financial Officer
ir@xylotech.ai

Investor Relations Contact:

Michal Efraty
Investor Relations,
michal@efraty.com